Exhibit 12

Computation of Ratio of Earnings to Fixed Charges

	For the Year Ended December 31,
(in thousands, except for ratio)	2019	2018	2017	2016	2015
Earnings:
Income before income taxes	$301,247	$199,318	$199,007	$347,967	$346,719
Add: Fixed Charges	85,819	59,882	44,924	33,058	28,843
Add: Amortization of capitalized interest	229	173	168	130	127
Less: Interest capitalized	4,472	2,354	3,188	1,763	—
Less: Earnings from joint venture, net	839	167	159	164	136
Less: pre-tax net loss attributable to noncontrolling interest	—	—	—	—	(44)
Total earnings	$381,984	$256,852	$240,752	$379,228	$375,597

Fixed charges:
Interest costs (1)	$81,273	$56,116	$42,178	$30,599	$26,510
Interest factor of operating lease expense (2)	4,546	3,766	2,746	2,459	2,333
Total fixed charges	$85,819	$59,882	$44,924	$33,058	$28,843

Ratio of earnings to fixed charges (3)	4.45	4.29	5.36	11.47	13.02

(1)	Interest costs include both interest expensed and capitalized, including amortization of deferred financing costs and original issue discount on debt.

(2)	Interest factor of operating lease expense is based on an estimate which the Company considers to be a reasonable approximation.

(3)	The ratio of earnings to fixed charges was computed by dividing earnings by fixed charges.